Exhibit 5

                           Amazing Savings Holding LLC
                      20 Industry Drive, Post Office Box 25
                             Mountainville, NY 10953


                                                   September 17, 2003


Odd Job Stores, Inc.
200 Helen Street
South Plainfield, New Jersey  07080

Gentlemen:

We are pleased to submit a proposal regarding a business combination transaction between Amazing Savings Holding LLC ("Amazing Savings") and Odd Job Stores, Inc. ("Odd Job"). As more fully described below, we propose that the business, assets and operations of Amazing Savings be acquired, and the liabilities of Amazing Savings be assumed, by Odd Job through a series of transactions, the net result of which would be the issuance of 1,866,667 million additional shares of Odd Job common stock to Amazing Savings (which would increase Amazing Savings' beneficial ownership from 90.3% to 92.0% of Odd Job's outstanding common stock). Our proposal is structured as a merger of our wholly-owned subsidiary, OJSAC, Inc. ("OJSAC"), which holds our shares of Odd Job, with and into Odd Job, which would be immediately followed by Odd Job's purchase of substantially all of Amazing Savings' assets and assumption of its related liabilities.

As contemplated by the Tender Agreement between Amazing Savings and Odd Job dated June 3, 2003 (the "Tender Agreement") pursuant to which Amazing Savings launched the tender offer that led to its current ownership position in Odd Job, the proposal is subject to (i) approval of the transaction by a special committee of the Board of Directors of Odd Job comprised of directors who meet the qualifications set forth therein and (ii) Odd Job's receipt of a favorable fairness opinion of an investment banking firm retained by the special committee. The transaction would also be subject to approval by the Board of Directors of Odd Job and the negotiation, execution and delivery of definitive documentation relating to the transactions.

We note that we expect the transaction documentation to contain representations and warranties with respect to the respective businesses of Amazing Savings and Odd Job that are substantially similar to those made by Odd Job in the Tender Agreement. In other words, we are prepared to provide the same types of representations as a seller that we were prepared to accept as a buyer.

If you need any further information concerning this proposal, please feel free to call Marc Cooper of P.J. Solomon & Company, Inc., our financial advisor, at
(212) 508-1680. We look forward to working with you and your advisors to facilitate the completion of your due diligence and to promptly proceed to the negotiation of documentation.

                          Very truly yours,

                          Amazing Savings Holding, LLC

                          By: Ascend Retail Investment LLC, its managing member

                              By: /s/ Moshael Straus
                                  -------------------------------------
                                  Moshael Straus
                                  Managing Member
















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